STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

December 1, 2006

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Hesperia Holding, Inc.

Your Letter of November 22, 2006

Form 8-K

File No. 0-30085

Dear Mr. Gordon:

This correspondence is in response to your letter dated November 22, 2006 referencing to the filing of Hesperia Holding’s Form 8-K on November 22, 2006, your File No. 0-30085. In your letter you requested Hesperia supply a specific reason for the former accountants inability to provide a letter. To the best of the Hesperia’s knowledge, they are not aware of any billing dispute or other unresolved matters that would prevent the former accountants from issuing a letter. On behalf of Hesperia, we have contacted the former accountants and they have indicated they will be supplying a letter shortly. To this date, we have not received a response from the former accountants, despite several phone calls and email requests. When and if Hesperia receives a letter from the former accountants, Hesperia will file an amended Form 8-K and attach the letter as Exhibit 16.

In connection with our response to your comments, Hesperia Holding, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hesperia Holding SEC Response Letter

December 1, 2006

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4883.

Sincerely,

/s/ Donald J. Stoecklein
Donald J. Stoecklein
On behalf of Stoecklein Law Group